UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

04008833

February 13, 2004

J. Sue Morgan
Perkins Coie
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/13/2004

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 26, 2003

Dear Ms. Morgan:

This is in response to your letter dated December 26, 2003 concerning the shareholder proposal submitted to AT&T by the United Brotherhood of Carpenters' Pension Fund. We also have received a letter from the proponent dated February 11, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
United Brotherhood of Carpenters' Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 26, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Director Election Vote Threshold Submitted by the United Brotherhood of Carpenters Pension Fund for Inclusion in the AT&T Wireless Services, Inc. 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to AT&T Wireless Services, Inc., a Delaware corporation ("ATTWS" or the "Company"). On December 16, 2003, ATTWS received a proposed shareholder resolution and supporting statement (together, the "Proposal") from the United Brotherhood of Carpenters Pension Fund (the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting (the "2004 Proxy Statement").

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, ATTWS excludes the Proposal, or a portion thereof, from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of ATTWS, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as

Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to a director election vote threshold and states, in relevant part:

> *Resolved: That the shareholders of AT&T Wireless Services, Inc. ("Company") hereby request that the board of directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive the vote of a majority of the shares entitled to vote at an annual meeting of shareholders in order to be elected or re-elected to the board of directors.*
>
> *Supporting Statement:*
>
> *We believe that in order to make corporate director elections more meaningful at our Company, directors should have to receive the vote of a majority of the shares entitled to be voted in a director election. Under the present system, a director can be re-elected even if a substantial majority of the votes cast is withheld from that director. For example, if there are 100 million votes represented at a meeting and eligible to be cast and 90 million of these votes are withheld from a given candidate, he or she would still be elected with a plurality of the vote despite the fact that 90% of the votes cast withheld support for that nominee's election to the board. We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director.*

Summary of Basis for Exclusion

We have advised ATTWS that it properly may exclude the Proposal or portions thereof from the 2004 Proxy Statement and form of proxy for the following reasons:

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because it would, if implemented, cause the Company to violate Delaware law and, as a result, the Company does not have the power or authority to implement the Proposal.

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite and, therefore, potentially misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(2) and 14a-(8)(i)(6) because it would, if implemented, cause the Company to violate Delaware law, and as a result, the Company does not have the power or authority to implement the Proposal.

The Proposal is properly excludable under both Rules 14a-8(i)(2)–violation of Delaware law–and 14a-8(i)(6)–absence of power or authority–because, as more fully discussed in the attached opinion of Delaware counsel, Morris, Nichols, Arsht & Tunnell ("Delaware Counsel"), the Proposal presupposes and represents a result to shareholders that is contrary to and would violate Delaware law. A copy of the opinion of Delaware Counsel is attached to this letter as **Exhibit B**.

The Proposal is contrary to and would violate Delaware law in two respects. In stating that "a director candidate that does not receive a majority of the vote cast should not be seated as a director," the Proposal

- is contrary to the Delaware law provision that incumbent directors, even if they do not receive the required vote for re-election, continue to serve as a director until their successor is elected and qualified;

- would circumvent the requirement under Delaware law that incumbent directors can be removed only by a removal proposal approved by a majority of the outstanding shares; and

- would circumvent the requirement under Delaware law that incumbent directors sitting on a classified board can be removed only for cause by a removal proposal affording the director due process rights.

Rule 14a-8(i)(2) provides that a company may exclude a shareholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. Rule 14a-8(i)(6) provides that a company may exclude a shareholder proposal if the company would lack the power or authority to implement the proposal.

ATTWS is a Delaware corporation. Pursuant to the Company's bylaws, the Board of Directors (the "Board") is classified, consisting of three classes, each class being elected for a three-year term. Under Delaware law and the Company's certificate of incorporation, the Company's directors are elected by a plurality of votes cast by the stockholders and may be removed only for cause.

The Proposal requests that the Board initiate action to amend the Company's governance documents to require a majority vote for the election of directors. The voting requirement is stated variously as "a majority of the shares entitled to vote at an annual meeting of shareholders," "a majority of the shares entitled to be voted in a director election," and "a majority of the vote cast." As noted by Delaware Counsel in footnote 1 to **Exhibit B**,

> [i]t is not clear from either the Proposal or Supporting Statement whether the Proponent is seeking the adoption of a voting requirement for the election of directors that is a majority of the Company's outstanding shares or a majority of the shares present at a meeting at which a quorum is present. In either case, our conclusions are the same.

Despite the Proposal's lack of clarity on the voting standard, however, and based on the Proponent's statement in the supporting statement that "*We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director*," it is clear that the Proponent believes that, were the Company's Board to implement the Proposal, an incumbent director who did not receive "a majority of the vote cast" would not be seated as a director. As discussed below, Delaware Counsel has concluded that this result is contrary to and would violate Sections 141(b) and 141(k) of the Delaware General Corporation Law (the "DGCL").

Under Section 141(b) of the DGCL, in absence of resignation or removal, an incumbent director holds office until the director's "successor is elected and qualified." Section 141(k) of the DGCL governs the removal of an incumbent director from a corporation's board of directors. It provides in relevant part that

> Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:
>
> (1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause.

Accordingly, under Delaware law, an incumbent director who is not approved by the required vote continues to serve on the company's board as a "holdover director" until such director's successor is elected and qualified or the director is removed. Also under Delaware law, a director can be removed only by a vote of a majority of the outstanding shares. Further, under Delaware law and the Company's charter documents, a director can be removed only for cause and only by following the due process procedures required by Delaware law. As Delaware Counsel opines in **Exhibit B**:

> The Proposal incorrectly assumes that if the Company implements the Proposal, nominees for election as director, including incumbents, who do not receive the majority vote "would not be seated as a director." As noted above, in the case of an incumbent director, this assumption is incorrect as a matter of Delaware law because directors continue to serve in office until their successors are "elected and qualified." Moreover, the "unseating" of incumbent directors who do not receive the majority vote would, in effect, remove from the board persons who would otherwise be entitled to serve (or continue to serve) as directors without obtaining the majority stockholder vote required by Section 141(k). Finally, because ATTWS has a classified board, its directors can be removed only for cause. The Delaware courts have held that a director is entitled to fundamental due process rights. Thus, in *Campbell v. Loews, Inc.*, 134 A.2d 852 (Del. Ch. 1957) the Court of Chancery held that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency. Thus, the effect of the implementation of the [Proposal], with the results the Proponent believes it would have, would circumvent the requirements of removal of directors "for cause."

> As a result, in our opinion, the Proposal would, if implemented as envisioned by the Proponent, cause the Company to violate Delaware law. As a consequence, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).

The Company believes that the analysis of the Proposal provided by Delaware Counsel demonstrates a sufficient basis upon which the Staff can grant the Company's request for no-action relief pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6). We note that the Staff has generally granted relief to registrants under Rule 14a-8(i)(2) where registrants have provided an opinion of counsel from the registrant's state of incorporation. *See BMC Software, Inc.* (July 9, 2003); *The Gillette Co.* (Mar. 10, 2003); *Wisconsin Energy Corp.* (Feb. 28, 2003); *AT&T Wireless, Inc.* (Jan. 24, 2003); *Toys "R" Us, Inc.* (Apr. 9, 2002); *Atlas Air Worldwide Holdings, Inc.* (Apr. 5, 2002); *Mattel, Inc.* (Mar. 25, 2002); *General Dynamics Corp.* (Mar. 5, 2001); *Health Risk Management, Inc.* (Apr. 3, 2000); *TRW, Inc.* (Mar. 6, 2000); *Dayton Hudson Co.* (Mar. 25, 1999); *but see Clear Channel Communications, Inc.* (Mar. 5, 2003); *Citigroup, Inc.* (Feb. 18, 2003); *Citigroup, Inc.* (Jan. 27, 2003); *The Kroger Co.* (Apr. 12, 2002). Accordingly, we ask that the Staff concur that it may omit the Proposal from the 2004 Proxy Statement in reliance upon Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite and, therefore, potentially misleading.

In the alternative, we believe that the Proposal is properly excludable from the 2004 Proxy Statement because the Proposal is impermissibly vague, indefinite and, therefore, potentially misleading, in contravention of Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

The Staff has consistently concluded that a proposal can be excluded under Rules 14a-8(i)(3)/14a-9 if (a) it is so vague and indefinite that it would be difficult for a company implementing it and for shareholders voting on it to determine with any reasonable certainty what measures the proposal would require if it were approved, (b) the proposal involves highly speculative determinations concerning the definition of certain terms used in the proposal, or (c) it is so vague and indefinite that it is potentially misleading, since any action by a company to implement the proposal would have to be made without guidance from the proposal and, consequently, in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See Smithfield Foods, Inc.* (July 18, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's arguments that (i) the proposal did not inform shareholders of what the company would be required to do if the proposal were approved and (ii) if the shareholders were to approve the proposal, the company would not know what action to take to fulfill the request); *Johnson & Johnson* (Feb. 7, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's argument that the proposal is devoid of any description of the "Glass Ceiling Report" or the recommendations "flowing from it" so shareholders would not understand what they are being asked to consider from the text of the proposal); *PG&E Corp.* (Mar. 1, 2002) (allowing the company to omit Proponent's proposal because the proposal was vague and indefinite, based on the company's argument that neither the shareholders nor the company's board of Directors would be able to determine what actions the company would have to take to comply with the proposal); *Philadelphia Electric Co.* (July 30, 1992) (allowing the company to omit the proposal because it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Philip Morris Cos., Inc.* (Feb. 7, 1991) (allowing the company to omit the proposal because it "appear[ed] to involve highly subjective determinations concerning what constitute[d] 'advocate,' 'encourage,' 'bigotry,' 'hate,' and 'aiding in any way'" and because it "would be vague and indefinite to shareholders voting on the proposal as well as potentially misleading since any action taken by management, upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Proposal is impermissibly vague, indefinite and, therefore, potentially misleading because:

1. The Proposal, when referring to "the proposed majority vote standard," employs internally inconsistent and contradictory definitions of that standard— "a majority of the shares entitled to vote," "a majority of the shares entitled to be voted in a director election," and "a majority of the vote cast," which have particular and different meanings under Delaware law.

2. The Proposal incorrectly and misleadingly describes the effect of "the proposed majority vote standard" upon an incumbent director who does not receive a majority vote.

The Proposal Employs Internally Inconsistent and Contradictory Definitions of "the Proposed Majority Vote Standard."

In the concluding paragraph of the Proposal's supporting statement the Proponent states that "*[i]t is our contention that the **proposed majority vote standard** for corporate elections is a fair and reasonable standard and adoption of such standard will strengthen the corporate governance processes at our Company.*" (Emphasis added.) However, when defining this "proposed majority vote standard" the Proposal employs at least two different standards, each of which has different meanings under Delaware law. The Proposal references these two different voting standards as follows:

- **[paragraph 1]** "*Resolved: That the shareholders of AT&T Wireless Services, Inc. ("Company") hereby request that the board of directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive the vote of **a majority of the shares entitled to vote at an annual meeting of shareholders** in order to be elected or re-elected to the board of directors.* "

- **[paragraph 3]** "*We believe that in order to make corporate director elections more meaningful at our Company, directors should have to receive **the vote of a majority of the shares entitled to be voted in a director election.***"

- **[paragraph 3]** "*We believe that a director candidate that does not receive **a majority of the vote cast** should not be seated as a director.*"

(Emphasis added.) The above referenced voting standards are in fact two different voting standards under Delaware law, both of which are used by the Proponent to define the "proposed majority vote standard." One the one hand, the Proponent's reference to "a *majority of the shares entitled to vote at an annual meeting of shareholders*" in the "Resolved" portion of the Proposal, paragraph 1, and "a *majority of the shares entitled to be voted in a director election*" in paragraph 3, both of which refer to a majority of shares outstanding. On the other hand, the Proponent's reference to "*majority of the vote cast*" in paragraph 3 refers to a majority of the shares present and eligible to vote at a meeting at which a quorum is present. As noted by Delaware Counsel in footnote 1 to **Exhibit B** these voting requirements are in fact different.

For example, shares entitled to vote at an annual meeting of shareholders or at an election of directors is the term commonly understood to connote the total number of the Company's voting shares that are issued and outstanding at any one point in time. Thus, when the Company sets its record date for its annual meeting each year, it determines the number of shares outstanding for purposes of determining the universe of shareholders who <u>may</u> vote on matters put to shareholders at the annual meeting. *See DGCL* §§ 213; 216. Under Delaware law, a shareholder who holds shares outstanding as of the record date may vote on those matters presented for consideration at the annual meeting <u>if</u> their shares are properly represented in person or by proxy, or present and eligible to vote, at the annual meeting. *See DGCL* § 216. The distinction is important. In other words, using the Proponent's own terminology, not all of the shares "entitled to vote at an annual meeting of shareholders " (i.e. shares outstanding) may be "cast" (i.e. shares present at a meeting at which there is a quorum) for director-nominees.

In our view because the Proposal employs two different voting standards to define the "proposed majority voting standard," the Proposal is internally inconsistent and contradictory and therefore impermissibly vague and indefinite. Given the Proponent's use of conflicting voting standards to define the proposed voting standard, it is unclear how the Company's Board should implement the Proposal if it is approved. Because the Proposal does not provide the Board with clear guidance in particular, the Company believes that any action ultimately taken to implement this aspect of the Proposal could be significantly different from the action envisioned by shareholders voting on the Proposal and thus the Proposal, as drafted, is potentially misleading to shareholders. Accordingly, we believe this vagueness and indefiniteness inherent in the Proposal is contrary to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6). and provides a sufficient basis for the Company to omit the Proposal from its 2004 Proxy Statement.

The Proposal Incorrectly and Misleadingly Describes the Effect of the Proposed Majority Vote Standard" Upon an Incumbent Director Who Does Not Receive a Majority Vote.

The second paragraph of the supporting statement concludes with the following: "*We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director.*" By this statement, it is clear that the Proponent believes that, were the Company's Board to implement the "proposed majority vote standard," an incumbent director who did not receive the vote of a "majority of the vote cast" (i.e. shares present at a meeting at which there is a quorum), would not be seated as a director. As noted in section 1 above and described in Delaware Counsel's opinion, this result is contrary to and would violate Delaware law. *See* **Exhibit B**. In short, under Delaware law, even if an incumbent director-nominee did not receive a "majority of the vote cast," that incumbent director would continue to serve on the company's board as a "holdover director" until such director's "successor is elected and qualified" pursuant to the provisions of DGCL § 141(b). *See* **Exhibit B**.

Thus, not only is the Proposal incorrect as a matter of law, but it is inherently vague and indefinite and therefore false and misleading pursuant to Rules 14a-8(i)(3)/14a-9 because, as presently drafted, it would erroneously lead shareholders to be believe that adoption of the Proposal would lead to a result that it simply would not. The Proposal should clearly indicate to shareholders that adoption of the Proposal would not necessarily lead to the result being represented and that there are other provisions of Delaware law that directly relate to the issue of the process by which an incumbent director may be removed. The net effect of this vagueness is that the Company's shareholders may be confused and indeed misled as to the effect of a vote in favor of the proposal. Here again, we note that the Staff has indicated that a proposal may be excluded from a company's proxy statement if the proposal is so vague and indefinite that it would be difficult for shareholders to know what they are voting on. *See, e.g., Woodward Governor Co.* (Nov. 26, 2003) (proposal requesting "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth); *General Electric Co.* (Feb. 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *Proctor & Gamble Co.* (Oct. 25, 2002) (proposal requesting that board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly owned companies). In our view, as presently drafted, the Proposal does not correctly apprise the Company's shareholders of what they are being asked to vote on. Accordingly, we believe the Proposal is properly excludable from the Company's 2004 Proxy Statement.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

ATTWS anticipates that the 2004 Proxy Statement will be finalized for printing and typesetting on or about March 8, 2004 and finalized for filing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:reh
Enclosures

cc: Edward J. Durkin, United Brotherhood of Carpenters
Marilyn J. Wasser, Executive Vice President and Corporate Secretary, AT&T Wireless Services, Inc.
Mary Brodd, Senior Corporate Counsel and Assistant Corporate Secretary, AT&T Wireless Services, Inc

Director Election Vote Threshold Proposal

Resolved: That the shareholders of AT&T Wireless Services, Inc. ("Company") hereby request that the board of directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive the vote of a majority of the shares entitled to vote at an annual meeting of shareholders in order to be elected or re-elected to the board of directors.

Supporting Statement: Our Company is incorporated in the state of Delaware. Delaware corporate law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business. (8 Del. C. 1953, Section 216 – Quorum and required vote for stock corporations). Further, the law provides that in the absence of any such specification in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Our Company presently does not specify a vote requirement other than a plurality for the election of directors, so Company directors are elected by a plurality of the vote.

We feel that it is appropriate and timely for the board to initiate a change in the threshold vote required for a nominee to be elected to the board of directors. While the governance change proposed would entail a vote of the shareholders, the board of directors is positioned to initiate the amendment process. We believe that in order to make corporate director elections more meaningful at our Company, directors should have to receive the vote of a majority of the shares entitled to be voted in a director election. Under the present system, a director can be re-elected even if a substantial majority of the votes cast is withheld from that director. For example, if there are 100 million votes represented at a meeting and eligible to be cast and 90 million of these votes are withheld from a given candidate, he or she would still be elected with a plurality of the vote despite the fact that 90% of the votes cast withheld support for that nominee's election to the board. We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director.

It is our contention that the proposed majority vote standard for corporate board elections is a fair and reasonable standard and adoption of such a standard will strengthen the corporate governance processes at our Company. We urge your support of this important governance reform.

Exhibit B

MORRIS, NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 24, 2003

AT&T Wireless Services Inc.
7277 164th Avenue N.E.
Redmond, WA 98052

Ladies and Gentlemen:

This is in response to your request for our opinion whether a stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted to AT&T Wireless Services Inc., a Delaware corporation (the "Company" or "ATTW"), by the United Brotherhood of Carpenters Pension Fund (the "Proponent") may be omitted from the Company's proxy statement and form of proxy for its 2004 annual meeting of stockholders pursuant to Rule 14a-8(i)(2) or Rule 14a-8(i)(6) under the Securities Exchange Act of 1934.

The Proposal requests that ATTW's Board of Directors "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive the vote of a majority of the shares entitled to vote at an annual meeting of shareholders in order to be elected or re-elected to the board of directors."[1]

In the Supporting Statement, the Proponent states:

> We believe that in order to make corporate director elections more meaningful at our Company, directors should have to receive the vote of a majority of the shares entitled to be voted in a director election. Under the present system, a director can be re-elected even if a substantial majority of the votes cast is withheld from that director. For example, if there are 100 million votes represented at a meeting and eligible to be cast and 90 million of these votes are withheld from a given candidate, he or she would still be elected with a plurality of the vote despite the fact that 90% of the votes cast withheld support for that nominee's election to the board. We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director.

From the Supporting Statement, it is clear that the Proponent believes that, were the Company's Board of Directors to implement the majority voting provision it seeks, any director, including an incumbent director, who did not receive the vote of a majority of the shares entitled to vote would not be seated as a director. This result is contrary to and would violate Delaware law. As explained more fully below, it is our opinion that members of the board of directors of a Delaware corporation may not be removed from the board without a vote of a majority of the stockholders and, where removal is for cause, without an opportunity to be heard. The Proposal, if implemented as contemplated by the Proponent, would, in the case of incumbent directors who are standing for re-election, require just such a result without the vote or consent of stockholders

---

[1] It is not clear from either the Proposal or the Supporting Statement whether the Proponent is seeking the adoption of a voting requirement for the election of directors that is a majority of the Company's outstanding shares or a majority of the shares present at a meeting at which a quorum is present. In either case, our conclusions are the same.

holding a majority of the shares entitled to vote at an election of directors and without the due process rights contemplated by Delaware law. Because this is contrary to Delaware law, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy in reliance on Rule 14a-8(i)(2), which authorizes the omission of a stockholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." It is also our opinion that the Proposal requires the Company to implement a proposal for which it lacks the power or authority. Therefore, we believe that the Proposal may also be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(6).

As the Supporting Statement acknowledges, the Company's directors are currently elected by a plurality vote. The Proposal, if approved by stockholders and implemented by the Board of Directors, would require that, to be elected, a nominee standing for election to the Company's Board of Directors must receive the vote of a majority of the shares entitled to vote at an annual meeting (the "Voting Requirement"). Having the Voting Requirement apply in the context of the election of directors is "atypical," with a plurality vote being typical, but nonetheless permitted under the Delaware General Corporation Law (the "DGCL"). See North Fork Bancorp., Inc. v. Toal, 825 A.2d 860, 865 (Del. Ch. 2000) ("North Folk"). However, what is not permitted is the result that the Proponent assumes would flow from the adoption of the Voting Requirement: if a nominee who is an incumbent director does not receive the majority vote of the Voting Requirement, the nominee would not be seated as a director. This assumption is incorrect as a matter of law and, because nothing in the Proposal or the Supporting Statement suggests that the Proponent does not believe that this result would extend to nominees who are sitting directors standing for re-election, its adoption, as contemplated by the Proponent, could result in the effective removal of a director without obtaining the necessary vote under Delaware law and without affording the due process rights Delaware law requires.

Under Section 141(b) of the DGCL, in absence of resignation or removal, an incumbent director holds office until the director's "successor is elected and qualified." 8 Del. C. § 141(b). See also North Folk at 871. Section 141(k) of the DGCL is the only provision of Delaware law that provides for the removal of an incumbent director from a corporation's board of directors. It provides:

> Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:
>
> (1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, shareholders may effect such removal only for cause; or
>
> (2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.
>
> Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

ATTW has a classified board and thus, paragraph (1) above is applicable to it and its Board of Directors.

The Proposal assumes that if the Company implements the Voting Requirement, nominees for election as director, including incumbents, who do not receive the majority vote "would not be seated as a director." As noted above, in the case of an incumbent director, this assumption is incorrect as a matter of Delaware law because directors continue to serve in office until their successors are "elected and qualified." Moreover, the "unseating" of incumbent directors who do not receive the majority vote would, in effect, remove from the board persons who would otherwise be entitled to serve (or continue to serve) as directors without obtaining the majority stockholder vote required by Section 141(k). Finally, because ATTW has a classified board, its directors can be removed only for cause. The Delaware courts have held that a director is entitled to fundamental due process rights. Thus, in Campbell v. Loews, Inc., 134 A.2d 852 (Del. Ch. 1957) the Court of Chancery held that where there is an attempt to remove a director for cause the director is entitled to present his or her defense prior to the vote of stockholders on his or her continued incumbency. Thus, the effect of the implementation of the Voting Requirement, with the results the Proponent believes it would have, would circumvent the requirements of removal of directors "for cause."

As a result, in our opinion, the Proposal would, if implemented as envisioned by the Proponent, cause the Company to violate Delaware law. As a consequence, in our opinion, the Proposal may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(2).

Because, for the reasons set forth above, the Proposal would, if implemented as envisioned by the Proponent, require the Company to violate Delaware law, it is also our opinion that ATTW does not have the power or authority to implement the Proposal. For that reason, Rule 14a-8(i)(6) provides a separate and independent basis for omission of the Proposal from the Company's proxy statement and form of proxy.

We understand that ATTW or its counsel, Perkins Coie LLP, may wish to furnish a copy of this opinion to the Securities and Exchange Commission (the "SEC") in connection with seeking no-action relief from the SEC, and we hereby consent thereto.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

February 11, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to AT&T Wireless Services, Inc.'s Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund" or "Proponent") hereby submits this letter in reply to AT&T Wireless Services, Inc.'s ("AT&T Wireless" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement ("Supporting Statement") our Fund submitted to the Company for inclusion in its 2004 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company. For the reasons discussed below, we believe that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(2) and 14a-8(i)(6) for Causing the Company to Violate Delaware Law.

The Company first argues that that the Proposal may be omitted under Rule 14a-8(i)(2) and 14a-8(i)(6) for it would cause the Company to violate Delaware law. The Company's (i)2 and (i)(6) arguments, supported by Delaware Counsel ("Counsel"), and the discussion of sections 141(b) and 141(k) of the Delaware General Corporation Law, flow directly from the Company's and Counsel's mischaracterization of the Proposal. The Company takes the statement of opinion in the Proposal's Supporting Statement about what the Proponent believes "should" be a consequence of a director failing to get a majority vote to be evidence that the Proposal would violate Delaware law. The third

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

to last sentence of the Supporting Statement reads as follows: "We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director." The Company and Counsel take this statement of opinion by the Proponent about what it thinks "should" be the result of a non-majority vote and states, "...it is clear the Proponent believes that, were the company's board to implement the Proposal, an incumbent director who did not receive a 'majority of the vote cast' would not be seated as a director." With this mischaracterization of a statement concerning a possible consequence of a non-majority vote, the Company, supported by Counsel, has attempted to change the subject of the Proposal from the applicable director election vote threshold at the Company to the consequences of a non-majority director vote.

The opinion of Delaware Counsel ("Opinion") secured by the Company and appended to the no-action letter request gives full expression to this mischaracterization of the Proposal. Page three of the Delaware Counsel's Opinion reads as follows:

> As the Supporting Statement acknowledges, the Company's directors are currently elected by a plurality vote. The Proposal, if approved by stockholders and implemented by the Board of Directors, would require that, to be elected, a nominee standing for election to the Company's Board of Directors must receive the vote of a majority of the shares entitled to vote at an annual meeting (the "Voting Requirement"). Having the Voting Requirement apply in the context of the election of directors is "atypical," with a plurality vote being typical, but nonetheless permitted under the Delaware General Corporation Law (the 'DGCL') See North Fork Bancorp., Inv. V. Toal, 825 A.2d 860, 865 (Del. Ch. 2000) ("North Folk"). However, what is not permitted is the result the Proponent assumes would flow from the adoption of the Voting Requirement: if a nominee who is an incumbent director does not receive the majority vote of the Voting Requirement, the nominee would not be seated as a director. This assumption is incorrect as a matter of law and, because nothing in the Proposal or the Supporting Statement suggests that the Proponent does not believe that this result would extend to nominees who are sitting directors for re-election, its adoption, as contemplated by the Proponent, could result in the effective removal of a director without obtaining the necessary vote under Delaware law and without affording the due process rights Delaware law requires.

The Proponent does not "assume" anything concerning the consequences of an incumbent director not receiving the majority vote of the "Voting Requirement." One sentence of the supporting statement states an opinion about what the Proponent thinks "should" be the consequence. This mischaracterization of the Proposal and the assumptions ascribed to the Proponent are the basis for all of the Company's arguments for exclusion. While the supporting statement includes a statement of the Proponent's opinion about what the consequences of a particular vote outcome should be, the Proposal issue is the director election vote threshold or as the Company's Counsel states the "Voting Requirement." The Proposal is directed at changing the director vote standard from a plurality standard to a majority vote standard. While this may be "atypical," as the Company's Counsel states, it is "nevertheless permitted under Delaware General Corporation Law." The Proposal does not go to election outcome consequences. Once a majority vote threshold standard is in place, the consequences of a particular vote outcome would be determined by state law, the Company's governance documents, and actions taken by the Company's board and shareholders in conformity with applicable laws and regulations.

We believe that the Commission staff should find that the Company and its board have the power and authority to undertake those processes necessary to implement the Proposal and that such implementation of the Proposal would not cause the Company to violate any state, federal or foreign law. In reaching this decision, we believe that it is not necessary to challenge or dispute Counsel's interpretation of Delaware General Corporation Law. Counsel's Opinion is based on a mischaracterization of the Proposal and provides no basis on which the relief sought by the Company should be granted.

The Proposal Is Not False and Misleading and, Therefore, Should Not Be Excluded Under Rule 14a-8(i)(3) and 14a-9.

The Company next argues that the Proposal may be excluded under Rules 14a-8(i)(3) and 14a-9 as being impermissibly vague, indefinite and thus misleading. Its entire argument relates to the same sentence of the Supporting Statement cited above: "We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director." The Company makes much of the Proposal purportedly advancing two inconsistent standards in the Proposal: one requiring the vote of a majority of the shares entitled to vote at an annual meeting of shareholders in order to be elected or re-elected to the board of directors and another providing for a majority of the vote cast. The terms of the Proposal are quite clear. It provides in pertinent part:

> Resolved: That the shareholders of AT&T Wireless Services, Inc. ("Company") hereby request that the board of directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that nominees standing for election to the board of directors must receive **the vote of a majority of the shares entitled to vote at an annual meeting of shareholders in order to be elected or re-elected to the board of directors.** (emphasis supplied)

This standard is referenced again in the Supporting Statement. Subsequently, a reference is made to a majority of the vote cast. This language was intended to serve as shorthand for the standard already stated twice.

The Company next argues that the Proposal is misleading because it fails to advise shareholders that it is our intent to require removal of directors that fail to receive the requisite vote. However, as we have amply demonstrated, that is not the Proposal's intent, but the Company and Counsel's incorrect conjecture.

For these reasons, we believe the Company has failed to satisfy its burden of persuasion under either no-action grounds and should be ordered to include the Proposal in its upcoming proxy statement.

In order to resolve all the Company's concerns about the Proposal, the Fund proposes to delete the Supporting Statement sentence that reads: "We believe that a director candidate that does not receive a majority of the vote cast should not be seated as a director."

If you have any questions about this matter or would like any additional information, do not hesitate to call me at (202) 546-6206 x 221. Additionally, should you disagree with the conclusions set forth in this response to the Company's no-action letter request, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's final determination. I would appreciate receiving a copy of the Staff's response to the Company's request by fax at (202) 543-4871 when it is available.

Sincerely,

Edward Durkin
Corporate Governance Advisor

Cc: Douglas McCarron
Marilyn J. Wasser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 26, 2003

The proposal requests that the board of directors amend AT&T Wireless's governance documents to provide that director nominees must receive the vote of a majority of the shares entitled to vote at an annual meeting of shareholders in order to be elected or re-elected to the board of directors.

We are unable to concur in your view that AT&T Wireless may exclude the proposal under Rule 14a-8(i)(2). Accordingly, we do not believe that AT&T Wireless may exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(2).

We are unable to concur in your view that AT&T Wireless may exclude the proposal under Rule 14a-8(i)(3). Accordingly, we do not believe that AT&T Wireless may exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(3).

We are unable to concur in your view that AT&T Wireless may exclude the proposal under Rule 14a-8(i)(6). Accordingly, we do not believe that AT&T Wireless may exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(6).

Sincerely,

John J. Mahon
Attorney-Advisor